Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Duc Dang, Esq.

Re:	American Realty Capital—Retail Centers of America, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed February 4, 2011
File No. 333-169355

Dear Mr. Dang:

On behalf of our client, American Realty Capital—Retail Centers of America, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 14, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on September 14, 2010 (No. 333-169355) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on November 3, 2010 and Amendment No. 2 to the Registration Statement filed by the Company with the Commission on December 21, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Cover

1.	We note the last risk factor. Please revise the phrase “percentage of dividends” to “percentage of distributions”.

We advise the Staff that the Company has revised the cover page to state “amount of distributions.”

2.	We note that you removed disclosure from the second bullet point. The bullet point, as currently presented, does not address the risk. Please revise to provide this disclosure.

We advise the Staff that the Company has revised the second bullet to provide the disclosure previously presented.

Market Overview, page 57

3.
We note your response to comment 30 of our letter dated October 14, 2010.  In response to this comment you have provided supplemental material.  It is not clear how the supplemental materials support your statement:  “The retail shopping center is one of the largest industries in the United States. . . . Past trends have shown that the real estate industry has outperformed the S&P 500 leading up to and in the months following the previous three recent recessions.  Further, the National Council of Real Estate Investment Fiduciaries (NCREIF) Property Index average annual returns have indicated that retail real estate has outperformed all other major real estate sectors (i.e. apartment, office, and industrial) in times of recession and the years following.”  Please provide support for this statement.  Clearly mark the specific language in the supporting materials that supports each statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We advise the Staff that the Company has removed the “Retail Real Estate Trends” paragraph from the prospectus.

None of the supporting materials were prepared specifically for the Company in connection with the offering.

The Advisory Agreement, page 71

4.
We note your response to comment 12 of our letter dated December 2, 2010.  Please revise to clarify the benefit to you and your investors of contracting with a newly formed entity, in light of the fact that you will not have any recourse against the entities actually providing the services.  If you are not named as a third party beneficiary to the agreements between the advisor and the various entities, please clarify such.

We advise the Staff that the Company has revised its disclosure under “Management—The Advisory Agreement” to clarify that although the advisor is a newly formed entity and the Company will not have recourse against the entities actually providing the services, the Company believes that it is in its best interest to have a centralized agreement with a single entity that is then responsible for the performance of the services of its affiliates and by the service provider than to have separate arrangements with each of such entities.  In addition, the Company has revised the disclosure to clarify that the company is not named as a third party beneficiary to the agreements between the advisor and the various entities.

5.
We note your response to comment 13 that the parent of the advisor has committed to fund the advisor for any breach of the agreement or its fiduciary duties.  Please revise to include your response in the appropriate section and clarify if such commitment is evidenced by a written agreement.  If so, please file the agreement or advise.  If not, please add a risk factor to address the risks presented by this situation.

We advise the Staff that the Company has revised its disclosure under “Management—The Advisory Agreement” to provide that the parent of the advisor has committed to fund the advisor for any breach of the agreement or its fiduciary duties.  We advise the Staff that such commitment is evidenced by a written agreement between the advisor and American Realty Capital II, LLC, which cannot be terminated without the prior consent of the Company. Since the Company is not a party to the agreement, it was not filed as an exhibit to the Registration Statement.

Management Compensation, page 77

6.
We note your response to comment 18 of our letter dated December 2, 2010.  In the introductory paragraph, please clarify that you will reimburse your advisor for the salaries and benefits payable to your officers, similar to the disclosure provided on page 9.

We advise the Staff that the Company has revised the disclosure in the introductory paragraph to the Management Compensation section.

7.	We note your response to comment 26 of our letter dated December 2, 2010. Please include disclosure regarding the limit on compensation in this section.

We advise the Staff that the Company has revised the disclosure to include the limit on compensation in the Management Compensation section.

Conflicts of Interest, page 88

8.
We note your response to comment 22 that many of the affiliated companies have dedicated management teams.  We also note that your executive officers generally appear to be the same as those of the affiliated companies.  We continue to believe that you should revise your disclosure to highlight and more specifically describe the conflicts related to the time each officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase.  Further, please more specifically describe the potential conflicts relating to managing a significant number of development-stage companies, including, without limitation, locating and acquiring properties, obtaining financing and entering or acquiring leases.

We advise the Staff that the Company has revised the disclosure to specifically describe the potential conflicts relating to managing a significant number of development stage companies, including the time commitment required, and has added two related risk factors on page 27.  The Company does not believe that a conflict of interest in obtaining financing will arise as a result of managing a significant number of development stage companies.  The Company has a different investment strategy, and will have a different credit profile, than any of the other development stage companies in which its executive officers are involved.  As a result, the revised disclosure and new risk factors do not address any potential conflict with respect to obtaining financing.

Prior Performance Summary, page 116

Programs of Our Sponsor, page 118

American Realty Capital Trust, Inc., page 118

9.
To provide balance to your disclosure of programs that have not closed on their initial offerings, please revise to disclose the offering expenses and acquisitions costs incurred to date by this registrant, American Realty Capital New York Recovery REIT, Inc., and Phillips Edison – ARC Shopping Center REIT Inc.

We advise the Staff that the Company has revised the disclosure to disclose the offering expenses and acquisition costs incurred by American Realty Capital Trust, Inc., American Realty Capital New York Recovery REIT, Inc., and Phillips Edison – ARC Shopping Center REIT Inc.

10.
We note other publicly available disclosure of American Financial Realty Trust’s adverse business experience involving leverage.  Additionally, we note that several programs have experienced net losses, paid distributions from offering proceeds, and received significant fee waivers from their advisors and property managers.  Please revise to discuss the noted experiences for each program as applicable or tell us why such developments would not be material to investors.

We advise the Staff that the Company has revised the disclosure accordingly.

Other Investment Programs of Mr. Schorsch and Mr. Kahane, page 121

11.
We note your response that American Realty Capital, LLC is not a program under Guide 5.  In light of this, please clarify how the sponsor’s investment for its own account is relevant to investors in this offering and that the investment objectives are not similar to yours due to the lack of passive investors.

The Company acknowledges that American Realty Capital, LLC is not a program under Guide 5.  Information relating to American Realty Capital, LLC initially was included in the Form S-11’s filed by other American Realty Capital sponsored REITs in order to demonstrate the experience of the sponsor at a time when the sponsor’s experience was limited.  The Form S-11’s recently filed by American Realty Capital Trust II and American Realty Capital Trust III include limited disclosure relating to American Realty Capital, LLC.  If requested by the Staff, the Company can remove the information relating to American Realty Capital, LLC in the next amendment to the Registration Statement.

Share Repurchase Program, page 158

12.
We note your response to comment 31 that you may notify shareholders up to 10 days after any material modification, suspension, or termination of your share repurchase program.  The proposed notice period appears to be inconsistent with prior no-action relief granted to issuers engaged in similar redemption programs.  Please revise to reconcile your disclosure with such guidance.  Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action relief.

We advise the Staff that the Company has revised the notice period to provide 30 days’ prior written notice to stockholders before amending, suspending or terminating the share repurchase program, which is consistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as the Company’s proposed program.

13.
We note your revised disclosure on page 159 stating that you may “modify or suspend your offering of shares for sale.”  Please explain how this is consistent with the requirement in Rule 415 of the Securities Act that shares be offered on a continuous basis.

We advise the Staff that the Company has revised the disclosure in the prospectus which is consistent with the requirement of Rule 415 of the Securities Act.

Prior Performance Tables

Table I, page A-2

14.
We note your response to comment 14 and the revised disclosure.  Please note that debt used should be included either as the percent leveraged or in a footnote, as applicable, and not incorporated into the “acquisition cost” group of line items.  The total acquisition cost line item should be equal to or less than the amount disclosed as “available for investment.”  Your percent leverage disclosure should be calculated in the same manner across your tables.  Please revise your tables accordingly.

We advise the Staff that the prior performance tables have been revised accordingly.

Table III, page A-6

15.
We note your response to comment 35 and the revised disclosure in your table.  Please revise to provide disclosure for the line items grouped as “federal income tax results” and “cash distributions to investors” or tell us why such items are not applicable.

We advise the Staff that the Company has revised Table III to provide disclosure for the line items grouped as “federal income tax results” and “cash distributions to investors.”

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3025.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven A. Fishman
Steven A. Fishman, Esq.